TELIPHONE CORP

March 5, 2008

VIA EDGAR

Michael Henderson
Staff Accountant
United States Securities and Exchange Commission
Mail Stop 3561, Washington, D.C. 20549

File No. 333-128986

Re: Teliphone Corp. comment response letter dated February 19, 2008

Dear Mr. Henderson,

We have reviewed your letter dated February 19, 2008 concerning the following comment and would like to provide the following to response to the comment as listed below.  Under the comment we have responded and have provided additional information to bring about a resolution of these matters.  At any time we would welcome you contacting us concerning any of the additional information or our interpretations of the information.

Item 4.02 Form 8-K filed February 19, 2008

1.	We note that you filed your Item 4.01 Form 8-K under the Item Tag 4.02. Please amend your filing by changing the Item Tag to the appropriate tag.

RESPONSE

We have noted your comment and have amended our Form 8-K on Form 8-K/A to indicate the proper Item Tag.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from talking any action with respect to the fling; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ George Metrakos
George Metrakos
President & CEO
Teliphone Corp.

Tel: 514-313-6010
e-mail: gmetrakos@teliphone.ca

CC :           Joseph Emas, Esq, via e-mail

Teliphone Corp.
194 St-Paul West, suite 303
Montreal, Quebec CANADA H2Y 1Z8
(514) 313-6000, 877 TELIPHONE www.teliphone.ca www.teliphone.ca